December 23, 2020

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Northern Genesis Acquisition Corp. II
Draft Registration Statement on Form S-1
Submitted October 13, 2020
CIK No. 0001827980

Ladies and Gentlemen:

On behalf of Northern Genesis Acquisition Corp. II (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated November 6, 2020, relating to the above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”).

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Draft Registration Statement on Form S-1 submitted October 13, 2020

Risk Factors

Our amended and restated certificate of incorporation will require, subject to limited exceptions..., page 42

1.	You disclose that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or actions brought under the Securities Act, or the rules and regulations thereunder. However, in your Exhibit 3.1 you disclose in the tenth clause that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. If your amended and restated certification of incorporation will retain this federal forum exclusive forum clause, please disclose this application to actions arising under the Securities Act. Please also disclose in this risk factor and under similar disclosure on page 102 that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Husch Blackwell LLP

December 23, 2020

We acknowledge the comment from the Staff and have addressed this comment in the Risk Factors and under the heading “—Exclusive Forum Provision.” We will also file a copy of the form of amended and restated certificate of incorporation as soon as possible.

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Please let us know of any additional comments or questions you may have. You may contact the undersigned at (816) 983-8000.

Sincerely,

HUSCH BLACKWELL LLP

James G. Goettsch, Esq.

Husch Blackwell LLP